Exhibit 10.13

EXECUTIVE BONUS PROGRAM

Executives of the Company are generally compensated through base salary, performance based annual bonus and long-term option grants. This approach allows the company to annually review the performance of the executive against their individual goals, corporate or divisional goals and overall market considerations.

The potential realization from these awards is directly related to the continuing success of the Company as measured by increasing shareholder value.

Each year, the company sets specific strategic goals by which each executive is measured. Individual performance factors are relevant to the area of responsibility for each executive, and include division performance where appropriate.

Executive compensation is evaluated against other comparable salary and incentive data within the medical device industry. Each year, the Compensation Committee reviews this data for each executive and recommends to the Hologic Board of Directors a compensation strategy for each of the executive officers. Incentive cash bonuses, where applicable are awarded annually and may represent up to 150% of the executives base compensation. Actual bonuses awarded to executives are subject to the discretion of the Compensation Committee.

Chief Executive Officer Relocation Bonus

In January 2001, to assist John W. Cumming, the Company’s Chairman, Chief Executive Officer and a director, in the purchase of a local primary residence in connection with his initial relocation to Danbury, Connecticut to take on the position of Senior Vice President and President of Lorad, the Company loaned Mr. Cumming the principal amount of $300,000 pursuant to a promissory note. In August 2001, in connection with Mr. Cumming’s move to the Company’s Massachusetts headquarters in order to assume the position of Chief Executive Officer and President, the Company loaned Mr. Cumming an additional principal amount of $200,000. This additional $200,000 loan was consolidated with the original loan into one $500,000 promissory note on the same terms as the original loan. The promissory note bears interest at the rate of 7.0% per year. In April 2002, the Board of Directors deferred the payment obligations under the note by one year, such that the note is now required to be repaid in quarterly installments of $41,666 plus interest, commencing April 1, 2003 until paid in full no later than April 1, 2006. In the event that the Company undergoes a change of control, the balance of the note will be forgiven. In the event Mr. Cumming’s employment with the Company is terminated, either voluntarily or for cause, Mr. Cumming has agreed to repay the balance of the note.

In December 2002, in recognition of the exceptional service rendered to the Company by Mr. Cumming, the Compensation Committee of the Board of Directors approved a special bonus program to provide Mr. Cumming with the funds necessary to pay the quarterly installments due under the loan. Under the special bonus program, for so long as Mr. Cumming remains an officer of the Company and there are amounts remaining to be repaid under the loan, the Company will pay Mr. Cumming a special quarterly bonus equal to the amount due under the loan, including interest due, plus an additional payment equal to the taxes due as a result of the special bonus and such additional payment, such that the net-after-tax special quarterly bonus to be received by Mr. Cumming will equal the principal and interest then due under the loan. During fiscal 2005, the Company paid Mr. Cumming approximately $313,000 under this special bonus program. As of September 24, 2005, an aggregate of $166,664 of principal on this loan remains outstanding.